SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DIGEX, INCORPORATED
                        ---------------------------------
                       (Name of Subject Company (Issuer))


                                 WORLDCOM, INC.
                         INTERMEDIA COMMUNICATIONS INC.
                             BUSINESS INTERNET, INC.
                           INTERMEDIA INVESTMENT, INC.
               ----------------------------------------------------
              (Names of Filing Persons (Offeror and Other Persons))

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   253756 100
                       ------------------------------------
                      (CUSIP Number of Class of Securities)

                                 ANASTASIA KELLY
                                    SECRETARY
                                 WORLDCOM, INC.
                          22001 LOUDOUN COUNTY PARKWAY
                                ASHBURN, VA 20147
                                 (703) 886-5600
                  ---------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                              STEVEN D. RUBIN, ESQ.
                           WEIL, GOTSHAL & MANGES, LLP
                            700 LOUISIANA, SUITE 1600
                              HOUSTON, TEXAS 77002
                                 (713) 546-5000

                            CALCULATION OF FILING FEE
      --------------------------       ---------------------------------
       Transaction Valuation*                Amount of Filing Fee*
         not applicable                         not applicable
      --------------------------       ---------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable


Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [X] going-private transaction subject to Rule 13e-3.

    [X] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                          ----------------------------

           This Tender Offer Statement on Schedule TO is filed by WorldCom, Inc. ("WorldCom"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by WorldCom, Intermedia Communications Inc. ("Intermedia"), Business Internet, Inc. ("Business Internet") and Intermedia Investment, Inc. ("Intermedia Investment").

           WorldCom has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, WorldCom, Intermedia, Business Internet and Intermedia Investment will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at http://www.sec.gov and will be delivered without charge to all stockholders of Digex, Incorporated.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(A)

                               DIGEX, INCORPORATED
                               -------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 253756 10 0
                        CLASS B COMMON STOCK: 369385 20 8
                        ---------------------------------
                                 (CUSIP Number)

                                 ANASTASIA KELLY
                                    SECRETARY
                                 WORLDCOM, INC.
                          22001 LOUDOUN COUNTY PARKWAY
                                ASHBURN, VA 20147
                                 (703) 886-5600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 25, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

================================================================================

----------------------------------------------                                              ----------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 2 oF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              ----------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              WORLDCOM, INC.                                                                         58-1521612
------------- ------------------------------------------------------------------------------------------------------ ---------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [X]
                                                                                                                 (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: WC, OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ ---------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                                                         [X]
------------- -------------------------------------------------------------------------- -------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION                                   GEORGIA
--------------------------- ---------- ---------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER
                                       NONE
                            ---------- ---------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER
                                       CLASS A COMMON STOCK:  730,995(3)
------------- ----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CLASS
              A COMMON STOCK: 40,080,995(4)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ ---------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)
------------- ----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 61.1%(4)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -------------------------------------------
14.           TYPE OF REPORTING PERSON                                                  CO
------------- -------------------------------------------------------------------------- -------------------------------------------

(1) Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)  Represents shares of Class B Common Stock held of record by Intermedia
     Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.

(3) Represents shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned directly by HPQ
     Holdings, LLC, a wholly owned subsidiary of Hewlett-Packard Company, which shares WorldCom has agreed to purchase pursuant to the terms of a Stock
     Purchase Agreement dated July 23, 2003, by and among WorldCom,
     Hewlett-Packard and HPQ Holdings. So long as the Stock Purchase Agreement is in effect, HPQ is prohibited from selling or otherwise transferring the Series A Convertible Preferred Stock. The acquisition by WorldCom of the
     Series A Convertible Preferred Stock remains subject to certain conditions.
     (See Items 4, 5 and 6 of this Schedule 13D).

(4) Includes shares of Class A Common Stock if shares of Class B Common Stock are converted and shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned by HPQ
     Holdings, LLC. See notes (1) and (3) above.

----------------------------------------------                                              ----------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 3 oF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              ----------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              INTERMEDIA COMMUNICATIONS INC.                                                         59-2913586
------------- ------------------------------------------------------------------------------------------------------ ---------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [X]
                                                                                                                     (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ ---------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                                                           [X]
------------- -------------------------------------------------------------------------- -------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION                                      DELAWARE
--------------------------- ---------- ---------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- ---------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- ----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CLASS
              A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ ---------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)                                                               [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -------------------------------------------
14. TYPE OF REPORTING PERSON                                                                                         CO
------------- -------------------------------------------------------------------------- -------------------------------------------

(1) Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)  Represents shares of Class B Common Stock held of record by Intermedia
     Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.


----------------------------------------------                                              ----------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 4 oF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              ----------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              BUSINESS INTERNET, INC.                                                                52-1986462
------------- ------------------------------------------------------------------------------------------------------ ---------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                             (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS CLASS A COMMON STOCK: OO CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ ---------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                                                     [X]
------------- -------------------------------------------------------------------------- -------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION                                  DELAWARE
--------------------------- ---------- ---------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- ---------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- ---------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- ----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ ---------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)                                                       [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -------------------------------------------
14.           TYPE OF REPORTING PERSON CO
------------- -------------------------------------------------------------------------- -------------------------------------------

(1) Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)  Represents shares of Class B Common Stock held of record by Intermedia
     Investment, Inc., which is a wholly owned subsidiary of Business Internet, Inc.

----------------------------------------------                                              ----------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 5 OF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              ----------------------------------------


------------- ----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              INTERMEDIA INVESTMENT, INC.                                                            59-3677137
------------- ------------------------------------------------------------------------------------------------------ ---------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                         (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
3.             SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS CLASS A COMMON STOCK: OO CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ ---------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                                                 [X]
------------- -------------------------------------------------------------------------- -------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION                                      DELAWARE
--------------------------- ---------- ---------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000
                            ---------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- ---------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000
                            ---------- ---------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- ----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000
------------- ------------------------------------------------------------------------------------------------------ ---------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)                                                       [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%
------------- -------------------------------------------------------------------------- -------------------------------------------
14.           TYPE OF REPORTING PERSON                                                          CO
------------- -------------------------------------------------------------------------- -------------------------------------------

(1) Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.


-----------------------------------                  ---------------------------
CLASS A COMMON STOCK: 253756 10 0      SCHEDULE 13D         PAGE 6 oF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
-----------------------------------                  ---------------------------

ITEM 1.              SECURITY AND ISSUER

           This statement constitutes Amendment No. 2 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by WorldCom, Inc. ("WorldCom") for and on behalf of itself, Intermedia Communications Inc. ("Intermedia"), Business Internet, Inc. ("Business Internet") and Intermedia Investment, Inc. ("Intermedia Investment" and, collectively with WorldCom, Intermedia and Business Internet, the "Reporting Persons").

           This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Digex, Incorporated ("Digex"). Digex's principal executive offices are located at 14400 Sweitzer Lane, Laurel, MD 20707.

           Unless otherwise set forth herein, the information set forth in the
Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D as heretofore amended.

ITEM 4.              PURPOSE OF TRANSACTION

           On the date hereof, WorldCom presented a letter to the Chairman of the Special Committee of the Board of Directors of Digex, comprised of directors independent of WorldCom, Intermedia, Business Internet and Intermedia Investment, that advised Digex that, subject to the Bankruptcy Court's authorization and approval therefor, WorldCom intends to make a tender offer for all of the outstanding shares of Class A Stock at a cash purchase price of $0.80 per share. In the letter, WorldCom requested that the Special Committee make a formal recommendation of its offer and obtain final evaluations of such offer from the Special Committee's financial and legal advisors. WorldCom noted in such letter that the other terms of its proposal remain unchanged from those set forth in its letter to the Chairman of the Special Committee dated July 24, 2003. A copy of the August 25, 2003 letter to the Chairman of the Special Committee is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On the date hereof, WorldCom provided the letter to the Chairman of the Special Committee of the Board of Directors of Digex as described in Item 4 above and requested that the Special Committee make a formal recommendation of its offer and obtain final evaluations of such offer from the Special Committee's financial and legal advisors. The other terms of WorldCom's proposed offer remain unchanged from those previously provided to the Special Committee.

ITEM 7.              MATERIALS TO BE FILED AS EXHIBITS

           1. Letter dated August 25, 2003, from WorldCom, Inc. to the Special Committee of the Board of Directors of Digex, Incorporated.

-----------------------------------                  ---------------------------
CLASS A COMMON STOCK: 253756 10 0     SCHEDULE 13D         PAGE 7 OF 7 PAGES
CLASS B COMMON STOCK: 369385 20 8
-----------------------------------                  ---------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2003

                                      WORLDCOM, INC.


                                      By:   /s/ Robert T. Blakely
                                          --------------------------------------
                                          Name:  Robert T. Blakely
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                                      INTERMEDIA COMMUNICATIONS INC.


                                      By:  /s/ Paul M. Eskildsen
                                          --------------------------------------
                                          Name:    Paul M. Eskildsen
                                          Title:   Secretary

                                      BUSINESS INTERNET, INC.


                                      By:   /s/ Paul M. Eskildsen
                                          --------------------------------------
                                          Name:    Paul M. Eskildsen
                                          Title:   Secretary

                                      INTERMEDIA INVESTMENT, INC.


                                      By:     /s/ Paul M. Eskildsen
                                           -------------------------------------
                                           Name:    Paul M. Eskildsen
                                           Title:   Secretary